Mail Stop 4561
      February 23, 2006

By U.S. Mail and Facsimile (303) 777-3823

James P. R. Samuels
President
Worldwide Strategies Incorporated
3801 East Florida Avenue, Suite 400
Denver, Colorado 80210

Re:	Worldwide Strategies Incorporated
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed February 6, 2006
	File No. 333-126793

Dear Mr. Samuels:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1. We consider that the shares acquired by officers and directors in the July 8, 2005 share exchange are being offered by or on behalf of
Worldwide Strategies, and hence an offering of those shares "at the market" is inconsistent with Rule 415(a)(4) of Regulation C. Please revise to price the offering of those shares or delete them from the selling shareholders.

2. The shares associated with the Touchstar and Cascade transactions cannot be registered for resale, since those transactions have not closed and hence there has been no completed private placement with respect to those shares. Please revise to delete all such shares from the registration statement.

Plan of Operation, page 10

3. Please refer to prior comment 9. Please clarify the date by which the closing with Cascade must occur to avoid the $100,000 penalty. Your amendment states the date to be February 28, 2006, but your
Exhibit 10-3 of the first amendment states February 1, 2006.

Financial Statements

Note 1: Organization, Basis of Presentation, and Summary of
Significant Accounting Policies

4. Please refer to prior comment 15. We note that you intend to recognize revenue when earned. Please provide additional disclosure regarding the agreements from which revenue has been and will be generated and how a typical agreement results in revenue recognition.
For example, please disclose if income is recognized over the term of an agreement or on a per call basis, etc.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3434 with any other questions.

								Sincerely,


      Michael Clampitt
      Senior Attorney

cc:	Fay M. Matsukage, Esq.
	Dill Dill Carr Stonbraker & Hutchings, P.C.
	455 Sherman Street, Suite 300
      Denver, Colorado 80203

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James P.R. Samuels
Worldwide Strategies Incorporated
February 23, 2006
Page 3